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                                   FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                             FOR SEPTEMBER 10, 2001

                        Canadian National Railway Company
             (Exact name of Registrant as specified in its charter)

                               -----------------

                        Canadian National Railway Company
                 (Translation of Registrant's name into English)

                               -----------------

                        935 de la Gauchetiere Street West
                                Montreal, Quebec
                                 Canada H3B 2M9
                                 (514) 399-7091
                    (Address of principal executive offices)

                               -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                           FORM 20-F       FORM 40-F  X
                                     ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                                YES         NO  X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable


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

                            MATERIAL CHANGE REPORT

             UNDER SECTION 75 (2) OF THE SECURITIES ACT (ONTARIO)
              SECTION 81 (2) OF THE SECURITIES ACT (NOVA SCOTIA)
              SECTION 76 (2) OF THE SECURITIES ACT (NEWFOUNDLAND)
            SECTION 84 (1) (B) OF THE SECURITIES ACT (SASKATCHEWAN)
            SECTION 118 (1) (B) OF THE SECURITIES ACT (ALBERTA) AND
            SECTION 67 (1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

1.   Reporting Issuer
     ----------------

     Canadian National Railway Company
     935 de La Gauchetiere Street West
     Montreal, Quebec
     H3B 2M9


2.   Date of Material Change
     -----------------------

     September 7, 2001


3.   Press Release
     -------------

     The press release of Canadian National Railway Company was issued at Montreal, Quebec on September 7,200l. A copy of the press release is annexed hereto.


4.   Summary of Material Change
     --------------------------

     Canadian National Railway Company (CN) and Wisconsin Central
     Transportation Corporation (WC) welcome the U.S. Surface Transportation Board's unanimous decision approving CN's acquisition of WC by merger.


5.   Full Description of Material Change
     -----------------------------------

     The STB's approval of the transaction completes regulatory review of the CN/WC merger. Canada's Competition Bureau cleared CN's acquisition of WC on July 10, 2001.

     CN and WC expect to consummate the transaction on or about October 9, 2001. Upon the merger, WC shareholders will receive US$17.15 per Common Share for their stock.

     Immediately after the merger, CN will commence a step-by-step integration of the two companies' operations. WC's North American network will become CN's sixth operating division and continue to be an integral part of CN's NAFTA network.

The STB imposed standard conditions on the CN/WC transaction, including a one-year oversight of the operational integration of the railroads. The STB also imposed a condition requiring CN to make good on the undertakings it made on the record during the merger proceedings, including adherence to its safety integration plan.


6.   Reliance on Provisions Applying to Confidential Filing
     ------------------------------------------------------
     Not applicable.


7.   Omitted Information
     -------------------

     Not applicable.


8.   Senior Officer
     --------------

Inquiries in respect of the material change referred to herein may be made to:

     SEAN FINN
     Senior Vice-President, Chief Legal Counsel and Corporate Secretary Canadian National Railway Company
     935 de La Gauchetiere Street West
     Montreal, Quebec    H3B 2M9
     (514)399-7091
     e-mail address: finn02@cn.ca


9.   Statement of Senior Officer
     ---------------------------

     The information contained in this material change report accurately discloses the material change referred to herein.

     DATED at Montreal, Quebec this 1Oth day of September, 2001.


                                                  /s/  SEAN FINN
                                                  ----------------------------
                                                       SEAN FINN
                                                       Senior Vice-President,
                                                       Chief Legal Officer and
                                                       Corporate Secretary

CN                                                [LOGO]
                                                  WISCONSIN CENTRAL
                                                  TRANSPORTATION CORPORATION
FOR IMMEDIATE RELEASE

             CANADIAN NATIONAL'S ACQUISITION OF WISCONSIN CENTRAL
         WINS UNANIMOUS APPROVAL OF U.S. SURFACE TRANSPORTATION BOARD

WASHINGTON, Sept. 7,2001- Canadian National Railway Company (CN) (NYSE:
CNI; TSE: CNR) and Wisconsin Central Transportation Corporation (WC) (NASDAQ:
WCLX) welcome today's unanimous Surface Transportation Board (STB) decision approving CN's acquisition of WC.

Paul M. Tellier, CN's president and chief executive officer, said: "Today's STB decision is an exciting milestone for everyone at CN and Wisconsin Central. WC will now become an even more integral part of CN's NAFTA network between Canada, the U.S. Midwest and the states between the Great Lakes and the Gulf of Mexico. The combination of the two railroads, which already have a close working relationship, will strengthen CN's North American franchise, building new opportunities for revenue growth, improved shareholder value and employee advancement.

"We believe that CN/WC merger will increase transportation competition. We also believe that the STB decision preserves the economic benefits envisaged by the transaction. Shippers will benefit from extended market reach via new, single-line services, CN's promise to maintain gateways affected by the transaction, greater operating efficiencies and assurances that service on the combined CN/WC network will be as good as, or better than, what existed before the merger. We are determined to achieve a flawless integration of CN and WC, just as we did in the CN/Illinois Central merger."

Thomas F. Power, Jr., president and chief executive officer of WC, said: "I, too, am gratified by today's STB vote approving the CN/WC transaction. WC believes the merger is in the best interests of our shippers, employees, stockholders and the states and communities we serve. It's time for WC to become part of a larger North American rail network, and CN is the perfect partner."

The STB's approval of the transaction completes regulatory review of the CN/WC merger. Canada's Competition Bureau cleared CN's acquisition of WC on July 10.


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                                      -2-

CN and WC expect to consummate the transaction on or about Oct. 9. In the merger, WC shareholders will receive US$l7.15 per share for their stock.

Immediately after the merger, CN will commence a step-by-step integration of the two companies' North American operations. WC's North American network will become CN's sixth operating division - the Wisconsin Central division - retaining ties to local communities and continuing high standards of safety and customer service.

Today Tellier announced the appointment of Gordon T. Trafton, 47, as the new vice- president in charge of the Wisconsin Central division.

Trafton, a 23-year railroader who has handled a succession of increasingly important assignments since joining CN in July 1999, said: "The Wisconsin Central division stands at the center of CN's east-west, north-south continental network, making it a strategically important link in CN's system. My first task as the new divisional vice-president will be achieving a smooth integration of WC into CN. To the extent permitted by law, implementation teams are already at work, following detailed integration plans.

"We are determined to preserve the entrepreneurial spirit and customer focus that have made WC such a success, while adopting CN practices on WC that make CN the most efficient railroad in North America. We are focused on reliable, consistent customer service, effective cost control, significantly improved asset utilization, continued safe operations and employee development."

Trafton was CN's vice-president, operations integration, prior to his appointment. Before joining CN he was vice-president, transportation and information technology services, at Illinois Central. Prior to that he spent 18 years at Burlington Northern Railroad in a variety of positions.

The STB imposed standard conditions on the CN/WC transaction, including a one-year oversight of the operational integration of the railroads. The STB also imposed a condition requiring CN to make good on the undertakings it made on the record during the merger proceedings, including adherence to its safety integration plan.

Tellier commended the STB for its thoughtful and timely consideration of the merger application and thanked hundreds of rail customers, employees, communities, shareholders, other railroads and government officials for supporting the transaction through the approval process.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans, to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto,


                                   - more -

Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America. CN's 2000 revenues were C$5,428 million (US$3,654 million).

WC's North American rail system comprises approximately 2,800 route miles of track and trackage rights. Revenues for 2000 were US$372 million. The system's principal gateways are Chicago; Duluth, Minn./Superior, Wis.; Green Bay, Wis.; Milwaukee; Minneapolis/St. Paul and Sault Ste Marie, Ont. Its principal North American subsidiaries are Wisconsin Central Ltd., Fox Valley & Western Ltd., Algoma Central Railway Inc., Sault Ste. Marie Bridge Company and Wisconsin Chicago Link Ltd.

More information about the transaction, including a map of the combined CN/WC network in North America, is available at www.cn.ca.

This news release contains forward-looking statements. CN and WC caution that, by their. nature, forward-looking statements involve risk and uncertainty and that each of their results could differ materially from those expressed or implied in such statements. Reference should be made to CN's most recent Form 40-F, and WC's most recent Form 10-K, filed with the United States Securities and Exchange Commission for a summary of major risk factors.


                                      ###

Contact for Canadian National:               Contact for Wisconsin Central:
Media                                        Media and Investment Community
Mark Hallman     Jack Burke                  Ann Thoma
(416) 217-6390   (312) 755-7591              (847) 318-4588


Investment Community
Robert Noorigian
(514) 399-0052